Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports First Quarter 2022 Unaudited Financial Results

Hangzhou, China – May 24, 2022 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading technology-focused intelligent learning company in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights1

●	Total net revenues were RMB1.2 billion (US$189.4 million), representing a 26.6% increase from the same period in 2021.

o	Net revenues from learning services were RMB826.0 million (US$130.3 million), representing a 36.1% increase from the same period in 2021.

o	Net revenues from smart devices were RMB253.2 million (US$39.9 million), representing a 25.4% increase from the same period in 2021.

o	Net revenues from online marketing services were RMB121.4 million (US$19.1 million), representing a 12.7% decrease from the same period in 2021.

●	Gross margin was 53.5%, compared to 52.4% for the same period in 2021.

“We are pleased to report our solid performance in the first quarter of 2022 following the cessation of our K-9 academic AST business at the end of December 2021, with record-breaking revenues and overall gross margin, as well as a significant improvement in operating loss,” said Dr. Feng Zhou, Chief Executive Officer and a Director of Youdao. “Our transition is smooth. We were able to grow our smart devices and STEAM courses as originally planned. Our net revenue was RMB1.2 billion, up 26.6% year-over-year and 14.5% quarter-over-quarter, achieving new record-high revenue. We also achieved new record in quarterly gross margin with an overall gross margin of 53.5% in this quarter. Furthermore, we narrowed operating loss by 49.6% quarter-over-quarter to RMB125.1 million, from a loss of RMB248.3 million in Q4 2021, and by 41.6% year-over-year from a loss of RMB214.3 million in Q1 2021. These results amid a challenging macro environment clearly reflect our strengthening fundamentals as well as the effectiveness of our strategy.”

“Looking ahead, we will continue to implement our strategy of four growth pillars, i.e. smart devices, STEAM courses, vocational education and education digitization. The first two, smart devices and STEAM courses, are at a larger scale and already contribute a significant portion of our business. The latter two are making good progress in terms of product development and business model validation. We expect to see challenges, including this new wave of COVID pandemic in China. We will endeavor to overcome them through our diversity of businesses, large user bases and deep technical roots for innovation,” Dr. Zhou concluded.

_______________

1 As previously disclosed, in compliance with applicable regulatory requirements, the Company had ceased to offer the after-school tutoring services on academic subjects in China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The Academic AST Business met the criteria of discontinued operations. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results of the continuing operations. The financial information and non-GAAP financial information included in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

First Quarter of 2022 Financial Results

Net Revenues

Net revenues for the first quarter of 2022 were RMB1.2 billion (US$189.4 million), representing a 26.6% increase from RMB948.0 million for the same period of 2021.

Net revenues from learning services were RMB826.0 million (US$130.3 million) for the first quarter of 2022, representing a 36.1% increase from RMB607.0 million for the same period of 2021. The year-over-year growth from learning services was driven by the growth in active users compared with the same period of 2021.

Net revenues from smart devices were RMB253.2 million (US$39.9 million) for the first quarter of 2022, representing a 25.4% increase from RMB201.9 million for the same period of 2021, primarily driven by the increase in sales volume of Youdao Dictionary Pen in the first quarter of 2022.

Net revenues from online marketing services were RMB121.4 million (US$19.1 million) for the first quarter of 2022, representing a 12.7% decrease from RMB139.1 million for the same period of 2021. The decrease was mainly attributable to the curtailed advertising budget of partial advertising customers.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2022 was RMB641.8 million (US$101.2 million), representing a 29.3% increase from RMB496.4 million for the same period of 2021. Gross margin increased to 53.5% for the first quarter of 2022 from 52.4% for the same period of 2021.

Gross margin for learning services increased to 63.9% for the first quarter of 2022 from 63.4% for the same period of 2021.

Gross margin for smart devices decreased to 33.7% for the first quarter of 2022 from 44.1% for the same period of 2021. The decrease was due to more sales contributed from offline distributors, which had lower gross margin.

Gross margin for online marketing services was 23.7% for the first quarter of 2022, compared with 16.4% for the same period of 2021. The increase was mainly attributable to the improved distribution of third parties’ internet properties, which improved gross margin over the same period of 2021.

Operating Expenses

Total operating expenses for the first quarter of 2022 were RMB766.9 million (US$121.0 million), compared with RMB710.8 million for the same period of last year.

Sales and marketing expenses for the first quarter of 2022 were RMB506.4 million (US$79.9 million), representing a decrease of 7.7% from RMB548.7 million for the same period of 2021. This decrease was due to the reduction in marketing expenditures in tutoring services in the first quarter of 2022 due to the changing regulatory environment, and partially offset by the increase in marketing expenditures in smart devices.

Research and development expenses for the first quarter of 2022 were RMB203.0 million (US$32.0 million), representing an increase of 59.0% from RMB127.7 million for the same period of 2021. The increase was primarily due to higher payroll-related expenses associated with a larger number of development and technology professionals in smart devices and education digitalization solutions sectors.

General and administrative expenses for the first quarter of 2022 were RMB57.6 million (US$9.1 million), representing an increase of 67.6% from RMB34.3 million for the same period of 2021. The increase was mainly attributable to an increase in employee headcount and related expenses in the first quarter of 2022.

Loss from Operations

Loss from operations for the first quarter of 2022 was RMB125.1 million (US$19.7 million), compared with RMB214.3 million for the same period in 2021. The margin of loss from operations was 10.4%, compared with 22.6% for the same period of last year.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for the first quarter of 2022 was RMB95.4 million (US$15.1 million), compared with RMB219.3 million for the same period of last year. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for the first quarter of 2022 was RMB70.9 million (US$11.2 million), compared with RMB204.8 million for the same period of last year.

Basic and diluted net loss per American depositary shares (“ADSs”) of the Company from continuing operations attributable to ordinary shareholders for the first quarter of 2022 was RMB0.77 (US$0.12), compared with RMB1.85 for the same period of 2021. Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders was RMB0.57 (US$0.09), compared with RMB1.73 for the same period of 2021.

Balance Sheet

As of March 31, 2022, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB1.2 billion (US$183.0 million), compared with RMB1.6 billion as of December 31, 2021. For the first quarter of 2022, net cash used in continuing operating activities was RMB425.6 million (US$67.1 million), capital expenditures totaled RMB6.5 million (US$1.0 million), and depreciation and amortization expenses amounted to RMB8.2 million (US$1.3 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. As of the date of this release, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans and US$70.0 million long-term loans with maturity dated March 31, 2024 drawn down under the US$300.0 million revolving loan facility. In support of Youdao’s future business, NetEase Group has agreed to provide financial support for Youdao’s continuing operations.

As of March 31, 2022, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB729.5 million (US$115.1 million), compared with RMB1.1 billion as of December 31, 2021.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 7:00 a.m. Eastern Time on Tuesday, May 24, 2022 (Beijing/Hong Kong Time: 7:00 p.m., Tuesday, May 24, 2022). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	8183251

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until May 31, 2022:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	8183251

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading technology-focused intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets from business combination, impairment of intangible assets from business combination and impairment of long-term investments, adjusted for GAAP to non-GAAP by reconciling items for the income/(loss) attributable to noncontrolling interests. Non-GAAP net income/(loss) from continuing operations attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the exchange rate on March 31, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31, 2021	As of March 31, 2022	As of March 31, 2022
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	322,777	415,164	65,491
Time deposits	268	273	43
Restricted cash	749,770	738,234	116,454
Short-term investments	503,831	6,124	966
Accounts receivable, net	248,339	290,426	45,814
Inventories, net	255,411	213,726	33,714
Amounts due from NetEase Group	6,192	9,997	1,577
Prepayment and other current assets	182,577	196,908	31,061
Assets held for sale	497	-	-
Total current assets	2,269,662	1,870,852	295,120

Non-current assets:
Property, equipment and software, net	80,315	108,905	17,179
Operating lease right-of-use assets, net	118,104	96,294	15,190
Long-term investments	32,518	27,509	4,339
Goodwill	109,944	109,944	17,343
Other assets, net	22,436	35,894	5,662
Assets held for sale	1,088	-	-
Total non-current assets	364,405	378,546	59,713
Total assets	2,634,067	2,249,398	354,833

Liabilities, Mezzanine Equity and Shareholders' Deficits
Current liabilities:
Accounts payables	161,006	132,984	20,978
Payroll payable	277,383	186,444	29,411
Amounts due to NetEase Group	83,041	98,246	15,498
Contract liabilities	1,065,639	729,468	115,071
Taxes payable	53,323	28,696	4,527
Accrued liabilities and other payables	515,567	598,812	94,460
Short-term loans from NetEase Group	878,000	878,000	138,501
Total current liabilities	3,033,959	2,652,650	418,446

Non-current liabilities:
Long-term lease liabilities	73,070	51,578	8,136
Long-term loans from NetEase Group	255,028	349,151	55,077
Other non-current liabilities	2,411	4,307	679
Total non-current liabilities	330,509	405,036	63,892
Total liabilities	3,364,468	3,057,686	482,338
Mezzanine equity	78,592	78,895	12,445
Shareholders' deficit:
Youdao's shareholders' deficit	(807,067)	(884,206)	(139,480)
Noncontrolling interests	(1,926)	(2,977)	(470)
Total shareholders' deficit	(808,993)	(887,183)	(139,950)
Total liabilities, mezzanine equity and shareholders’ deficit	2,634,067	2,249,398	354,833

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.3393 on the last trading day of March (March 31, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	USD (1)
Net revenues:
Learning services	606,960	579,259	826,011	130,300
Smart devices	201,919	317,702	253,160	39,935
Online marketing services	139,094	151,836	121,370	19,146
Total net revenues	947,973	1,048,797	1,200,541	189,381
Cost of revenues (2)	(451,538)	(603,504)	(558,719)	(88,136)
Gross profit	496,435	445,293	641,822	101,245
Operating expenses:
Sales and marketing expenses (2)	(548,744)	(420,437)	(506,385)	(79,880)
Research and development expenses (2)	(127,698)	(170,245)	(202,980)	(32,019)
General and administrative expenses (2)	(34,339)	(46,112)	(57,561)	(9,081)
Impairment of intangible assets from business combination	-	(56,778)	-	-
Total operating expenses	(710,781)	(693,572)	(766,926)	(120,980)
Loss from operations	(214,346)	(248,279)	(125,104)	(19,735)
Interest income	3,074	3,012	2,034	321
Interest expense	(7,617)	(8,428)	(8,585)	(1,354)
Others, net	354	12,339	36,053	5,687
Loss before tax	(218,535)	(241,356)	(95,602)	(15,081)
Income tax (expense)/benefit	(1,615)	556	(566)	(89)
Net loss from continuing operations	(220,150)	(240,800)	(96,168)	(15,170)
Net (loss)/income from discontinued operations	(106,508)	199,290	(6,105)	(963)
Net loss	(326,658)	(41,510)	(102,273)	(16,133)
Net loss attributable to noncontrolling interests	867	24,897	748	118
Net loss attributable to ordinary shareholders of the Company	(325,791)	(16,613)	(101,525)	(16,015)
Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(219,283)	(215,903)	(95,420)	(15,052)
Net (loss)/income from discontinued operations attributable to ordinary shareholders of the Company	(106,508)	199,290	(6,105)	(963)
Basic net (loss)/income per ADS	(2.75)	(0.13)	(0.82)	(0.13)
-Continuing operations	(1.85)	(1.75)	(0.77)	(0.12)
-Discontinued operations	(0.90)	1.62	(0.05)	(0.01)
Diluted net (loss)/income per ADS	(2.75)	(0.13)	(0.82)	(0.13)
-Continuing operations	(1.85)	(1.75)	(0.77)	(0.12)
-Discontinued operations	(0.90)	1.62	(0.05)	(0.01)
Shares used in computing basic net (loss)/income per ADS	118,297,304	123,193,273	123,330,958	123,330,958
Shares used in computing diluted net (loss)/income per ADS	118,297,304	123,193,273	123,330,958	123,330,958

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.3393 on the last trading day of March (March 31, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Share-based compensation in each category:

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	USD (1)
Cost of revenues	1,442	3,249	2,180	344
Sales and marketing expenses	1,990	2,800	3,090	487
Research and development expenses	7,395	8,735	8,862	1,398
General and administrative expenses	3,648	5,449	5,384	850

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands, except for percentages)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	USD

Net revenues
Learning services	606,960	579,259	826,011	130,300
Smart devices	201,919	317,702	253,160	39,935
Online marketing services	139,094	151,836	121,370	19,146
Total net revenues	947,973	1,048,797	1,200,541	189,381

Cost of revenues
Learning services	222,302	281,433	298,297	47,056
Smart devices	112,914	219,703	167,804	26,470
Online marketing services	116,322	102,368	92,618	14,610
Total cost of revenues	451,538	603,504	558,719	88,136

Gross margin
Learning services	63.4%	51.4%	63.9%	63.9%
Smart devices	44.1%	30.8%	33.7%	33.7%
Online marketing services	16.4%	32.6%	23.7%	23.7%
Total gross margin	52.4%	42.5%	53.5%	53.5%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	USD

Net loss from continuing operations attributable to ordinary shareholders of the Company	(219,283)	(215,903)	(95,420)	(15,052)
Add: share-based compensation	14,475	20,233	19,516	3,079
amortization of intangible assets from business combination	-	1,976	-	-
impairment of long-term investment	-	-	5,000	789
impairment of intangible assets from business combination	-	56,778	-	-
Less: tax effects on non-GAAP adjustments	-	(8,813)	-	-
GAAP to non-GAAP reconciling items for the loss attributable to noncontrolling interests	-	(22,473)	-	-
Non-GAAP net loss from continuing operations attributable to ordinary shareholders of the Company	(204,808)	(168,202)	(70,904)	(11,184)
Non-GAAP basic net loss from continuing operations per ADS	(1.73)	(1.37)	(0.57)	(0.09)
Non-GAAP diluted net loss from continuing operations per ADS	(1.73)	(1.37)	(0.57)	(0.09)